ALTAIR INTERNATIONAL CORP.

Conjunto Sierra Morena Casa D9, Tumbaco, Ecuador, Tel. (702) 605-0043

October 8, 2013

Mr. Scott Anderegg

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Altair International Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed September 25, 2013

File No. 333-190235

Dear Mr. Scott Anderegg:

Pursuant to the phone conversation with the Company’s attorney held on October 2, 2014, Altair International Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 3 to the registration statement on Form S-1 (the " Registration Statement") in response to the Commission's oral comments.

1. We have filed updated auditor’s consent.

2. We have revised our disclosure on page 14 in accordance with the comments of the commission.

Please direct any further comments or questions you may have to the company at altairinternationalcorp@gmail.com.

Thank you.

Sincerely,

/S/ Homero Giovanni Penaherrera Zavala

Homero Giovanni Penaherrera Zavala, President